Keefe Bartels LLC Letterhead

June 10, 2013

Board of Managers
Constellation Energy Partners LLC
Attention Ms. Elizabeth Evans
1801 Main Street, Suite 1300
Houston, TX 77002

Re:           Confidential discussions between Constellation Energy Partners and Postrock Energy

Dear Sirs,

Last Thursday, June 6, Constellation Energy Partners (CEP or the Company) issued a press release indicating that it has entered into a confidentiality agreement with Postrock Energy Corporation (Postrock).  Specifically, the release stated that the “confidentiality agreement covers discussions which may include a range of strategic alternatives or potential transactions that could be pursued by the companies.”

As an investor in CEP (but not a sponsor of CEP in the traditional MLP sense), Postrock’s interests appear misaligned with those of the other unit-holders of CEP.  This mismatch seems obvious in light of Postrock’s constrained financial condition, multiple highly-dilutive financings, and, as an Exploration and Production company, its philosophical opposition to CEP’s primary MLP objective of paying cash distributions to unitholders.  I do not believe Postrock’s ongoing involvement with CEP is in unit-holders’ best interest, and I believe that it likely is depressing the value of CEP’s units in the market.

I and my client, Investment Partners Asset Management, ask that any conversations CEP holds with Postrock focus first on removing Postrock as a class A unit-holder of the Company so that CEP can properly pursue its primary objective of paying distributions as an MLP. Unitholders reasonably relied on that objective when they purchased units. We will not view favorably any transaction that increases Postrock’s (or its affiliates’) influence, control, or ownership in CEP – unless, of course, Postrock and/or its affiliates intend to make an all-cash tender offer for all outstanding units at an appropriate premium to CEP’s net-asset value (based on total reserves).

If you have any questions about our position, please contact me.

Sincerely,

/s/ Stephen G. Grygiel
Stephen G. Grygiel
For the Firm

cc. John Baker, esq. – Stradley Ronon